

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

October 31, 2012

Via E-mail
J.W. Marriott, Jr.
Chief Executive Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

      **Re:    Marriott International, Inc.**
               **Form 10-K for the Fiscal Year Ended December 30, 2011**
               **Filed February 16, 2012**
               **File No. 1-13881**

Dear Mr. Marriott:

        We refer you to our comment letter dated September 28, 2012, regarding business contacts with Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc:    Michael McTiernan
       Assistant Director
       Division of Corporation Finance